QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FUSION-IO, INC.
(Names of Subject Company (Issuer))

FLIGHT MERGER SUB, INC.
(Name of Filing Persons (Offeror))

a wholly owned subsidiary of

SANDISK CORPORATION
(Name of Filing Persons (Parent of Offeror))

COMMON STOCK, $0.0002 PAR VALUE PER SHARE
(Title of Class of Securities)

36112J107
(CUSIP Number of Class of Securities)

Eric S. Whitaker, Esq.
Senior Vice President and Chief Legal Officer
SanDisk Corporation
951 SanDisk Drive
Milpitas, California 95035
(408) 801-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kenton J. King, Esq.
M. Amr Razzak, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, CA 94301
(650) 470-4500

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)

$1,306,541,368.26	$168,282.53

(1)
Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 108,938,952 shares of common stock of Fusion-io, Inc. ("Fusion-io"), par value $0.0002 per share (the "Shares"), multiplied by the offer price of $11.25 per Share (ii) 6,778,545 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $11.25 per share, multiplied by $5.578, which is the offer price of $11.25 per Share minus the weighted average exercise price for such options of $5.672 per share and (iii) 3,837,105 restricted stock units multiplied by the offer price of $11.25 per Share. The calculation of the filing fee is based on information provided by Fusion-io as of June 20, 2014.

(2)
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2014, issued August 30, 2013, is calculated by multiplying the transaction valuation by .00012880.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the tender offer by Flight Merger Sub, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of SanDisk Corporation, a Delaware corporation ("Parent"), for all of the outstanding shares of common stock, par value $0.0002 per share (the "Shares"), of Fusion-io, Inc., a Delaware corporation ("Fusion-io"), at a price of $11.25 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated June 24, 2014 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the "Letter of Transmittal"), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the "Offer."

        All the information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.    Summary Term Sheet

Regulation M-A Item 1001

        The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.    Subject Company Information.

Regulation M-A Item 1002

        (a)   Name and Address.    The name of the subject company and the address and telephone number of the subject company's principal executive offices are as follows:

  Fusion-io, Inc.
  2855 E. Cottonwood Parkway
  Suite 100
  Salt Lake City, UT 84121
  (801) 424-5500

        (b)   Securities.    This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of the close of business on June 20, 2014 based on information provided by Fusion-io, there were 108,938,952 Shares issued and outstanding, 9,923,496 Shares authorized and reserved for issuance pursuant to outstanding options to purchase Shares and 3,837,105 Fusion-io restricted stock units outstanding. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

        (c)   Trading Market and Price.    The information set forth under the caption THE TENDER OFFER—Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

Regulation M-A Item 1003

        (a)-(c)  Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  THE TENDER OFFER—Section 8 ("Certain Information Concerning Parent and Purchaser") and Schedule I attached thereto.

Item 4.    Terms of the Transaction.

Regulation M-A Item 1004

        (a)   Material Terms.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  THE TENDER OFFER—Section 1 ("Terms of the Offer")
  THE TENDER OFFER—Section 3 ("Procedures for Accepting the Offer and Tendering Shares")
  THE TENDER OFFER—Section 4 ("Withdrawal Rights")
  THE TENDER OFFER—Section 5 ("Certain United States Federal Income Tax Consequences")
  THE TENDER OFFER—Section 11 ("The Merger Agreement; Other Agreements—Merger Agreement")
  THE TENDER OFFER—Section 15 ("Certain Conditions of the Offer")

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

        (a)   Transactions.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  THE TENDER OFFER—Section 8 ("Certain Information Concerning Parent and Purchaser")
  THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Fusion-io")

        (b)   Significant Corporate Events.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  THE TENDER OFFER—Section 8 ("Certain Information Concerning Parent and Purchaser")
  THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Fusion-io")
  THE TENDER OFFER—Section 11 ("The Merger Agreement; Other Agreements")
  THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Fusion-io")

Item 6.    Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

        (a)   Purposes.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Fusion-io")

        (c)   (1)-(7) Plans.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  THE TENDER OFFER—Section 9 ("Source and Amount of Funds")
  THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Fusion-io")
  THE TENDER OFFER—Section 11 ("The Merger Agreement; Other Agreements")
  THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Fusion-io")

  THE TENDER OFFER—Section 13 ("Certain Effects of the Offer")
  THE TENDER OFFER—Section 14 ("Dividends and Distributions")

Item 7.    Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

        (a)   Source of Funds.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  THE TENDER OFFER—Section 9 ("Source and Amount of Funds")
  THE TENDER OFFER—Section 11 ("The Merger Agreement; Other Agreements")

        (b)   Conditions.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  THE TENDER OFFER—Section 11 ("The Merger Agreement; Other Agreements")
  THE TENDER OFFER—Section 15 ("Certain Conditions of the Offer")

        (d)   Borrowed Funds.    Not applicable.

        The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by Parent with the Securities and Exchange Commission on June 16, 2014.

Item 8.    Interest in Securities of the Subject Company.

Regulation M-A Item 1008

        (a)   Securities Ownership.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  THE TENDER OFFER—Section 8 ("Certain Information Concerning Parent and Purchaser") and Schedule I attached thereto.
  THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Fusion-io")

        (b)   Securities Transactions.    Not applicable.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

        (a)   Solicitations or Recommendations.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  THE TENDER OFFER—Section 3 ("Procedures for Accepting the Offer and Tendering Shares")
  THE TENDER OFFER—Section 18 ("Fees and Expenses")

Item 10.    Financial Statements.

Regulation M-A Item 1010

        (a)   Financial Information. Not applicable.

        (b)   Pro Forma Information. Not applicable.

Item 11.    Additional Information.

Regulation M-A Item 1011

        (a)   Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Fusion-io")
  THE TENDER OFFER—Section 11 ("The Merger Agreement; Other Agreements")
  THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Fusion-io")
  THE TENDER OFFER—Section 13 ("Certain Effects of the Offer")
  THE TENDER OFFER—Section 16 ("Certain Legal Matters; Regulatory Approvals")

        (b)   Not applicable.

        (c)   Other Material Information.    The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 24, 2014*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Summary Advertisement, as published in the New York Times on June 24, 2014*
(a)(5)(A)
Joint Press Release of Parent and Fusion-io, dated June 16, 2014, as originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.
(a)(5)(B)
Email to Parent employees from Sanjay Mehrotra, Purchaser's President and Chief Executive Officer, as originally filed as Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.
(a)(5)(C)
Email to Fusion-io employees from Sanjay Mehrotra, Parent's President and Chief Executive Officer, as originally filed as Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.
(a)(5)(D)
Edited transcript of Parent conference call on June 16, 2014, as originally filed as Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.

Exhibit No.	Description
(a)(5)(E)	Form of email from Parent to its customers, as originally filed as Exhibit 99.4 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.
(a)(5)(F)
Form of email from Parent to its partners, as originally filed as Exhibit 99.5 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.
(a)(5)(G)
Parent Sales Q&A, as originally filed as Exhibit 99.6 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.
(a)(5)(H)
Parent Sales Customer Presentation, as originally filed as Exhibit 99.7 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.
(a)(5)(I)
Transcript of CNBC interview with Sanjay Mehrotra, Parent's President and Chief Executive Officer, dated June 16, 2014, as originally filed as Exhibit 99.8 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.
(b)	Not applicable
(d)(1)
Agreement and Plan of Merger, dated June 16, 2014, by and among Parent, Purchaser and Fusion-io, as originally filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.
(d)(2)	Support Agreement, dated June 16, 2014, by and between Parent and Shane Robison*
(d)(3)	Support Agreement, dated June 16, 2014, by and between Parent and Lance L. Smith*
(d)(4)	Support Agreement, dated June 16, 2014, by and between Parent and David Sampson*
(d)(5)	Support Agreement, dated June 16, 2014, by and between Parent and Scott D. Sandell*
(d)(6)	Support Agreement, dated June 16, 2014, by and between Parent and Forest Baskett*
(d)(7)	Support Agreement, dated June 16, 2014, by and between Parent and H. Raymond Bingham*
(d)(8)	Support Agreement, dated June 16, 2014, by and between Parent and Dana L. Evan*
(d)(9)	Support Agreement, dated June 16, 2014, by and between Parent and New Enterprise Associates 12, Limited Partnership*
(d)(10)	Nondisclosure Agreement, dated November 18, 2013, by and between Parent and Fusion-io*
(d)(11)	Exclusivity Agreement, dated May 23, 2014, by and between Parent and Fusion-io*
(d)(12)	Offer Letter, dated June 14, 2014, by and between Parent and Lance L. Smith*
(g)	Not applicable
(h)	Not applicable

*
Filed herewith.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2014

FLIGHT MERGER SUB, INC.
By:	/s/ GARTH BOSSOW Garth Bossow Secretary
SANDISK CORPORATION
By:	/s/ ERIC S. WHITAKER Eric S. Whitaker Senior Vice President and Chief Legal Officer

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 24, 2014*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Summary Advertisement, as published in the New York Times on June 24, 2014*
(a)(5)(A)
Joint Press Release of Parent and Fusion-io, dated June 16, 2014, as originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.
(a)(5)(B)
Email to Parent employees from Sanjay Mehrotra, Purchaser's President and Chief Executive Officer, as originally filed as Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.
(a)(5)(C)
Email to Fusion-io employees from Sanjay Mehrotra, Parent's President and Chief Executive Officer, as originally filed as Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.
(a)(5)(D)
Edited transcript of Parent conference call on June 16, 2014, as originally filed as Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.
(a)(5)(E)
Form of email from Parent to its customers, as originally filed as Exhibit 99.4 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.
(a)(5)(F)
Form of email from Parent to its partners, as originally filed as Exhibit 99.5 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.
(a)(5)(G)
Parent Sales Q&A, as originally filed as Exhibit 99.6 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.
(a)(5)(H)
Parent Sales Customer Presentation, as originally filed as Exhibit 99.7 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.
(a)(5)(I)
Transcript of CNBC interview with Sanjay Mehrotra, Parent's President and Chief Executive Officer, dated June 16, 2014, as originally filed as Exhibit 99.8 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.
(b)	Not applicable

Exhibit No.	Description
(d)(1)	Agreement and Plan of Merger, dated June 16, 2014, by and among Parent, Purchaser and Fusion-io, as originally filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.
(d)(2)	Support Agreement, dated June 16, 2014, by and between Parent and Shane Robison*
(d)(3)	Support Agreement, dated June 16, 2014, by and between Parent and Lance L. Smith*
(d)(4)	Support Agreement, dated June 16, 2014, by and between Parent and David Sampson*
(d)(5)	Support Agreement, dated June 16, 2014, by and between Parent and Scott D. Sandell*
(d)(6)	Support Agreement, dated June 16, 2014, by and between Parent and Forest Baskett*
(d)(7)	Support Agreement, dated June 16, 2014, by and between Parent and H. Raymond Bingham*
(d)(8)	Support Agreement, dated June 16, 2014, by and between Parent and Dana L. Evan*
(d)(9)	Support Agreement, dated June 16, 2014, by and between Parent and New Enterprise Associates 12, Limited Partnership*
(d)(10)	Nondisclosure Agreement, dated November 18, 2013, by and between Parent and Fusion-io*
(d)(11)	Exclusivity Agreement, dated May 23, 2014, by and between Parent and Fusion-io*
(d)(12)	Offer Letter, dated June 14, 2014, by and between Parent and Lance L. Smith*
(g)	Not applicable
(h)	Not applicable

*
Filed herewith.

QuickLinks

  Item 1. Summary Term Sheet
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX